[On Eversheds Sutherland (US) LLP Letterhead]
September 27, 2019
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-230355 and 811-22725)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on September 24, 2019 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-230355 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

1.
(Page 5) We note the disclosure in this section of the Prospectus referencing a continuous offering of certain other classes of preferred shares of the Fund. It was our understanding that the Fund’s continuous offering had terminated. Please advise, as appropriate.

Response: The Fund has revised the Prospectus to reflect that the continuous offering has terminated.

2.
(Page 47) We note that the asset coverage figures for the preferred shares presented in the “Senior Securities” table differ for each series presented in the table, due to the manner in which the asset coverage figures have been calculated. Our view is that if senior securities are pari passu, then the asset coverage figures in the table should reflect that, in order to avoid an appearance that one series of preferred shares is safer than another due to having higher asset coverage. Please revise or advise as appropriate.

Response: The Fund has made the requested revisions.

3.
We note that the Fund has recorded a significant amount of unrealized losses in recent years. Please supplementally explain to us the primary drivers behind the unrealized losses for 2018, including a discussion of any market trends or particular investments that contributed significantly to your losses. Without limiting the foregoing, please provide us additional information about your California Street CLO and West CLO investments in terms of their performance and valuation, as well as your overall investment thesis.

Response: The Fund advises the Staff that the unrealized losses in its investment portfolio are primarily a function of valuation changes driven by the decline in the weighted average spread of the underlying Senior Secured Loan portfolios in CLOs, stemming from refinancings and repricings. The Fund advises the Staff that the Prospectus outlines many of the risks related to an investment in the equity tranche of CLOs, including in risk factors entitled “Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations”, “The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of Senior Secured Loans may adversely affect us” and “Our investments are subject to prepayments and calls, increasing re-investment risk”.

The Fund further advises the Staff that during most of 2018, the Senior Secured Loan market experienced significant spread compression through refinancing and repricing activity. The performance of the Fund’s CLO equity investments depends, in a large part, upon the spread between the rate at which the CLO borrows funds and the rate at which it lends these funds. Any reduction of the spread between the rate at which the CLO invests and the rate at which it borrows may adversely affect the CLO equity investor’s profitability. Additionally, changes in credit spreads could lead to refinancing (paying off the existing senior secured loan with the proceeds from a new loan) or repricing (reducing the interest rate on an existing senior secured loan) of the Senior Secured Loans that make up a CLO’s portfolio, which would likely result in a decline in the yield to the CLO’s equity investors and a corresponding unrealized loss on investment.

With respect to the three investments referenced by the Staff specifically (California Street XI, California Street XII and West 2014-1), the Fund advises the Staff that each of these investments is beyond the end of its respective reinvestment period and thus close to the end of its expected lifetime. As a CLO reaches this point in its lifecycle, the value of the equity tranche in the CLO becomes more strongly correlated with the net asset value of the CLO, which depends on the prices of the underlying Senior Secured Loans. Towards the end of 2018, the Fund observed a decline in the price of Senior Secured Loans (consistent with declines in other asset classes). A drop in prices of the underlying Senior Secured Loans in a CLO results in a drop in the CLO’s net asset value, and therefore a drop in equity tranche value, especially for these shorter-dated deals.

These three investments are valued by the Fund in accordance with its fair valuation policies and procedures. Under these policies and procedures, the Fund’s investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using a discounted multi-path cash flow model. CLO structures are analyzed to identify the relevant risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which are simulations used to model the probability of different outcomes, in order to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, in order to determine the value of each CLO investment. In addition, the Fund generates a single-path cash flow utilizing its best estimate of expected cash receipts, and assesses the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows.

With respect to its overall investment thesis, the Fund respectfully directs the attention of the Staff to the information contained in the Prospectus under the header “Investment Objective and Strategy,” including under the sub-headers “Investment Strategy,” “Market Opportunity,” “Analysis of Collateral,” “Analysis of Collateral Manager,” “CLO Structural Analysis,” and “Management of Investments”.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.